SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934



                                 CORTECH, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.002 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  22051J 10 0
                               -----------------
                                 (CUSIP Number)


                           William K. Hoskins, Esq.
                General Counsel, Hoechst Marion Roussel, Inc.
                      General Counsel, HMR Pharma, Inc.
                           10236 Marion Park Drive
                       Kansas City, Missouri 64137-1405
                                (816) 966-4000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               December 31, 1996
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                                  Page 1 of 13

                           Exhibit Index is at Page 8

CUSIP No.  22051J 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                           2,119,333*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                      2,119,333*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                        2,119,333*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     11.1%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes 562,576 shares that may be acquired upon exercise of stock purchase warrants.

CUSIP No.  22051J 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its              HMR Pharma, Inc.
     I.R.S. Identification Number                  Applied for
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                           2,119,333*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                      2,119,333*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                        2,119,333*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     11.1%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes 562,576 shares that may be acquired upon exercise of stock purchase warrants.

     This Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Cortech, Inc. (the "Issuer"), is filed jointly by Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"), to report the acquisition of additional shares of such Common Stock by HMRI and the possible deemed acquisition of indirect beneficial ownership of securities of the Issuer by Pharma due to its acquisition of a majority beneficial ownership interest in HMRI. HMRI has previously reported its beneficial ownership of securities of the Issuer in a Statement on Schedule 13G dated February 10, 1993. The filing of this Statement on behalf of Pharma shall not be construed as an admission that Pharma is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

ITEM 1.   SECURITY AND ISSUER.
-------   --------------------

     The securities to which this Schedule relates are 2,119,333 shares (the "Shares") of common stock, par value $.002 per share ("Common Stock"), of Cortech, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 6850 North Broadway, Unit G, Denver, Colorado 80221.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

     (a) - (c), (f) This Schedule is filed on behalf of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"). The principal place of business and principal office of HMRI and Pharma are at 10236 Marion Park Drive, Kansas City, Missouri 64137-1405. The principal business of HMRI is the discovery, development, manufacturing, marketing, and sale of pharmaceuti-cal compounds for the treatment of human diseases. Pharma is a holding company for most of the U.S. pharmaceutical operations of, and a wholly owned subsidiary of, Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"), which is a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. Information as to the executive officers and directors of HMRI and Pharma is set forth in Exhibit I hereto. Information as to the executive officers and directors of Hoechst AG is set forth in Exhibit J hereto.

     Pharma beneficially owns 98.2% of the outstanding common stock of HMRI and is filing this Schedule solely with respect to its potential deemed indirect ownership of HMRI's holdings of the securities.

     (d) - (e) During the last five years, neither HMRI, Pharma, nor, to their knowledge, Hoechst AG or any of the persons listed in Exhibits I or J hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither HMRI nor Pharma nor, to their knowledge, Hoechst AG or any of the persons listed in Exhibits I or J hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

     From 1988 to 1992, pursuant to a Stock Purchase Agreement dated as of February 29, 1988, between HMRI and the Issuer (the "Stock Purchase Agreement"), HMRI acquired 1,356,757 shares of Common Stock and warrants to purchase an additional 562,576 shares of Common Stock at prices of $4.00 per share for 393,153 shares; $4.80 per share for 94,423 shares; and $6.00 per share for 75,000 shares. The Stock Purchase Agreement was entered into in connection with a strategic collaboration between HMRI and the Issuer that began in 1987 pursuant to a Research Agreement and a License Agreement, both dated June 30, 1987. Pursuant to such agreements, HMRI provided the Issuer with certain research and development funding in exchange for rights to develop, manufacture, and market products resulting from such research. Under the Stock Purchase Agreement, HMRI had a right of first offer with respect to certain rights to new products, technologies, and therapeutic applications resulting from the Issuer's research and development activities. Pursuant to a Buy Out Agreement dated September 9, 1996, the Issuer purchased from HMRI, and HMRI released, the right of first offer in exchange for 200,000 shares of Common Stock. In December 1996, HMRI notified the Issuer of the termination of the strategic collaboration between HMRI and the Issuer effective February 16, 1997.
Such termination also terminates the Stock Purchase Agreement.

     Pharma acquired beneficial ownership of approximately 98.2% of HMRI's outstanding capital stock from Hoechst Corporation, a Delaware corporation and also a wholly-owned subsidiary of Hoechst AG, in a reorganization among commonly-controlled subsidiaries of Hoechst AG culminating on December 31, 1996, which was unrelated to the Issuer. Pharma's beneficial ownership of securities of the Issuer is solely incidental to its ownership of HMRI securities acquired in such reorganization.

     Except as set forth in this Schedule, neither HMRI, Pharma, nor Hoechst AG has any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item. However, any of such persons may elect to acquire or dispose of securities of the Issuer in the future, depending on its evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock, other opportunities available to HMRI and its affiliates, prospects for the businesses of HMRI and its affiliates, general economic conditions, money and stock market conditions,and other future developments.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     (a) The Shares represent approximately 11.1 percent of the Issuer's Common Stock outstanding at October 31, 1996, on a fully-diluted basis. Except as may be set forth in any subsequent amendment to this Schedule, neither Hoechst AG nor Pharma, nor any executive officer or director of Hoechst AG, HMRI, or Pharma, beneficially owns any of the Shares or any other shares of Common Stock other than through their beneficial ownership, if any, of stock of Hoechst AG, Pharma, or HMRI. Pharma, which is a wholly-owned subsidiary of Hoechst AG, beneficially owns approximately 98.2% of the outstanding stock of HMRI. The Shares are comprised of

1,556,757 shares of Common Stock and warrants to purchase an additional 562,576 shares of Common Stock at prices of $4.00 per share for 393,153 shares, expiring December 31, 1999; $4.80 per share for 94,423 shares, expiring December 31, 1999; and $6.00 per share for 75,000 shares, expiring December 31, 2002 (the "Warrants"). All of the Shares constitute "restricted securities", although 1,356,757 shares currently are eligible for sale without restriction pursuant to SEC Rule 144(k). HMRI has "piggyback" registration rights with respect to the 200,000 shares acquired under the Buy Out Agreement, and both demand and "piggyback" registration rights with respect to the up to 562,576 shares it may acquire upon exercise of the Warrants.

     (b)  HMRI has sole power to vote and to dispose of the Shares.
Neither Hoechst AG, Pharma, nor any executive officer or director of either HMRI, Pharma, or Hoechst AG has any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Shares except to the extent that Hoechst AG, Pharma, or any such executive officer or director may be deemed to have any such power by reason of such person's relation-ship to or position with HMRI, Pharma, or Hoechst AG.

     (c) On September 9, 1996, HMRI acquired 200,000 shares of Common Stock from the Issuer in exchange for HMRI's release of its right of first offer with respect to certain rights to new products, technologies, and therapeutic applications resulting from the Issuer's research and development activities.

     (d)  None.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   RESPECT TO SECURITIES OF THE ISSUER.
          ---------------------------------------------------------------

     Other than the Warrants and the Buy Out Agreement, there are no contracts, arrangements, understandings or relationships between or among HMRI, Pharma, and/or Hoechst AG and any other person with respect to any securities of the Issuer.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
-------        ---------------------------------

Exhibit A      Agreement to File Jointly dated January 9, 1997, by and
               between HMRI and Pharma

Exhibit B      Information concerning directors and executive officers of
               HMRI and Pharma

Exhibit C      Information concerning directors and executive officers of
               Hoechst AG.

Exhibit D      Warrant to Purchase dated June 30, 1988

Exhibit E      Warrant to Purchase dated February 28, 1990

Exhibit F      Warrant to Purchase dated June 30, 1992

Exhibit G      Buy Out Agreement dated September 9, 1996, by and between
               HMRI and the Issuer

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: January 9, 1997                   By:  /s/ James P. Mitchum
                                             James P. Mitchum
                                             Vice President and
                                             Chief Financial Officer


                                        HMR PHARMA, INC.



Date: January 9, 1997                   By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President and
                                             Assistant Secretary

                                 EXHIBIT INDEX


Exhibit No.    Description                                       Page No.
-----------    ------------                                      ---------

   99.A        Agreement to File Jointly dated January 9,             9
               1997, by and between HMRI and Pharma

   99.B        Information concerning directors and                   10
               executive officers of HMRI and Pharma

   99.C        Information concerning directors and                   12
               executive officers of Hoechst AG.

     D         Warrant to Purchase dated June 30, 1988
               (incorporated by reference from Exhibit
               10.21 to the Issuer's Annual Report on
               Form 10-K for the year ended December 31,
               1995)

     E         Warrant to Purchase dated February 28, 1990
               (incorporated by reference from Exhibit
               10.22 to the Issuer's Annual Report on
               Form 10-K for the year ended December 31,
               1995)

     F         Warrant to Purchase dated June 30, 1992
               (incorporated by reference from Exhibit
               10.52 to the Issuer's Annual Report on
               Form 10-K for the year ended December 31,
               1995)

     G Buy Out Agreement dated September 9, 1996, by and between HMRI and the Issuer
               (incorporated by reference from Exhibit
               10.54 to Amendment No. 1 to the Issuer's
               Quarterly Report on Form 10-Q for the
               quarter ended September 30, 1996)